Mail Stop 4720

June 29, 2009

By U.S. Mail and facsimile to (563) 589-2011.

John K. Schmidt
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

> **Re: Heartland Financial USA, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Period Ended March 31, 2009**
> **File No. 001-15393**

Dear Mr. Schmidt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Consolidated Financial Statements
Thirteen, Derivative Financial Instruments, page 90

1.   We note your disclosure on page 92, and your disclosure on page 18 of your March 31, 2009 Form 10-Q that a portion of your interest rate collar cash flow hedges failed your retrospective effectiveness testing during 2007, 2008 and 2009. Please tell us the following information:

      a. Please tell us whether you considered the entire hedge relationship to be ineffective due to the determination that the hedge was not effective for a portion of the designated portfolio.

      b. Please tell us whether the September 19, 2005 collar transaction consists of one instrument or if you designate multiple collars within this hedging relationship.

      c. If you have designated multiple collars within the hedging relationship, please tell us how you identified the portion of the hedging relationship that was ineffective.

      d. If the collar transaction consists of one instrument, please tell us how you determined that it was appropriate to recognize ineffectiveness on only a portion of the hedging relationship.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings and file your response on EDGAR. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have questions relating to these comments.

Sincerely,

Kevin W. Vaughn
Branch Chief